

Host-Plus Pty Limited as trustee of the HOSTPLUS Superannuation Fund

Host-Plus Pty Limited as trustee of the HOSTPLUS Pooled Superannuation Trust

(each a "Principal")

Power of Attorney

Date 6 December 2024

This power of attorney is made by:

Host-Plus Pty Limited ACN 008 634 704 in its capacity as trustee of the HOSTPLUS Superannuation Fund of Level 9, 114 William Street, Melbourne, Victoria 3000

Host-Plus Pty Limited ACN 008 634 704 in its capacity as trustee of the HOSTPLUS Pooled Superannuation Trust of Level 9, 114 William Street, Melbourne, Victoria 3000

(each a **Principal** and together the **Principals**)

1. Appointment as attorney

Each Principal appoints each of the persons listed in the Schedule (each an **Attorney**) to be the attorney of the Principal with the powers and authorities conferred by this deed.

2. Appointments are joint

Any Attorney may exercise any of the powers conferred under this deed on behalf of a Principal, acting jointly with another Attorney.

3. Power and Authority

Any two Attorneys (acting jointly) are empowered to exercise the powers and authorities conferred by this deed. Any two Attorneys (acting jointly) may:

(a) make, sign, execute or seal (in the case of a deed) (as conclusively evidenced by the Attorney's signing) under hand or under seal and deliver (which delivery may be incidental or unconditional) each document described in the Schedule (each an **Approved Document**) in a form and of substance as the Attorney thinks fit;

(b) supplement, make alterations or corrections to, and complete blanks in an Approved Document;

(c) amend or vary an Approved Document as the Attorney thinks fit (including but not limited to, amending or varying the parties and making alterations or additions), and execute or sign under hand or seal and deliver (which delivery may be conditional or unconditional) any document which effects or evidences the amendment or variation;

(d) do any thing which in the opinion of the Attorney is necessary, incidental or expedient to give effect to, or is incidental or in any way related to:

(i) any document referred to in clauses 3(a) and 3(c);

(ii) any transaction contemplated by any document referred to in clauses 3(a) and 3(c);

(iii) do any thing which ought to be done by a Principal under any Approved Document to which it is a party; and

(iv) do any other thing (whether or not of the same kind as the above) which in the opinion of the Attorney is necessary, expedient or desirable for giving effect to the provisions of this deed.

4. Use of name

Each Attorney may exercise his powers under this deed in the name of each Principal or in the name of each Attorney and as the act of each Principal.

5. Ratification

The Principals are each bound by the acts of each Attorney performed on their behalf in the exercise of a power under this deed. The Principals agree to ratify and confirm whatever each Attorney does in the exercise or purported exercise of the powers and authorities conferred on him by this deed.

6. Indemnity

Each Principal indemnifies each Attorney against each claim, action, proceeding, judgment, damage, loss, cost, expense or liability which is incurred by, or suffered by, or brought against, or made against, or recovered against each Attorney for the exercise of the powers and authorities conferred on him by this deed as they relate to each Principal. No Principal is liable to indemnify an Attorney under this clause for any claim, action, proceeding, judgment, damage, loss, cost, expense or liability referred to in this clause which relates to another Principal.

7. Revocability

The powers and authorities conferred by this deed on each Attorney may not be revoked or suspended, except by written notice by the Principals or by a Principal to an Attorney. A person dealing with an Attorney in good faith may rely on a written statement by an Attorney, to the effect that the Attorney has no notice of the revocation or suspension of the powers and authorities of the Attorney conferred on him by this deed, as conclusive evidence of that fact.

8. Attorney's Personal Liability

The exercise by an Attorney of the powers and authorities conferred on him by this deed do not make the Attorney personally liable for the consequences of doing so.

9. Reliance

The Principals acknowledge and understand that any person dealing with an Attorney or a person purporting to be an Attorney under this deed is:

(a)   entitled to rely on the signing or execution of any document by an Attorney as conclusive evidence that:

    (i)   he or she holds the office set out in this deed;

    (ii)   this deed has come into effect;

    (iii)   this deed has not been revoked; and

    (iv)   the power or authority being exercised or being purported to be exercised is properly exercised and that the circumstances have arisen to authorise the exercise of that power or authority; and

(b)   not required to make enquiries in respect of the above matters.

10. Governing Law

This deed shall be governed by and have effect pursuant to the law of Victoria, Australia.

Executed as a deed by each Principal.

Executed by **Host-Plus Pty Limited ACN 008 634 704 in its capacity as trustee of the HOSTPLUS Superannuation Fund** in accordance with section 127 of the *Corporations Act* 2001 (Cth):

)
)

....
Company Secretary/~~Director~~

........David Elia...............................
Name of Company Secretary/~~Director~~ (print)

....
Director

...Damien....Frawley....
Name of Director (print)

Executed by **Host-Plus Pty Limited ACN 008 634 704 in its capacity as trustee of the HOSTPLUS Pooled Superannuation Trust** in accordance with section 127 of the *Corporations Act* 2001 (Cth):

)
)

....
Company Secretary/~~Director~~

.........David Elia...............................
Name of Company Secretary/~~Director~~ (print)

....
Director

...Damien....Frawley...
Name of Director (print)

© Host-Plus Pty Ltd

Schedule

1 Attorneys

Role	Address
Any person designated as holding one of the following levels of office from time to time in the Principal, including a person acting in the role temporarily: (a) Chief Executive Officer; (b) Chief Investment Officer; (c) Deputy Chief Investment Officer; (d) Chief Risk Officer; (e) Chief Financial Officer; (f) Head of Investment Research & Real Assets; (g) Head of Investments - Legal; and (h) Any office that changes the name of (a) to (g) above because of a change of name of the relevant department or the name of the office provided that the replacement office has the same or substantially similar responsibility.	Level 9, 114 William Street, Melbourne VIC 3000 or as the case may be, Level 11, GHD Building, 211 Victoria Square Adelaide SA 5000; or Level 16, 31 Market Street, Sydney NSW 2000

2 Approved Documents

(a) Any contract, deed, instrument, agreement or other document concerning the powers of a Principal to invest or otherwise deal with the assets of the trusts for which they act as trustee as named in this deed that the Principal is itself authorised to make, sign, execute or seal, provided the Principal has first approved the investment and satisfactory due diligence has been carried out. In the case of a Confidentiality Agreement or similar document relating to a proposed investment, the initial approval of the Principal is not required.

(b) Any and all agreements, deeds, documents, notices, consents, forms and the like referred to in, or which are ancillary or related to any of the documents described in paragraph 2(a), or the transactions contemplated by them, or any documents required to vary, supplement, replace, assign or novate any of the documents described in paragraph 2(a).